August 18, 2025

Andrew Teno
President, Chief Executive Officer and Director
ICAHN ENTERPRISES L.P.
16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160

       Re: ICAHN ENTERPRISES L.P.
           Registration Statement on Form S-3
           Filed August 4, 2025
           File No. 333-289228
Dear Andrew Teno:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed August 4, 2025
General

1.     We note your disclosure on the cover page and page 21 of your sales agreement
       prospectus that you have entered into Sales Agreements with Jefferies under which you may issue and sell your depositary units from time to time through Jefferies, as sales agent, having an aggregate offering amount of up to $412,611,563. We also note your disclosure that in connection with the sale of depositary units on your behalf,
       Jefferies may be deemed to be an    underwriter    within the meaning of
the Securities
       Act, and the compensation of Jefferies may be deemed to be underwriting commissions or discounts. In view of Jeffries' role in your offering of depositary units
       as the sales agent, please tell us the basis for your conclusion that the Jeffries may not be deemed an "underwriter" within the meaning of Section 2(a)(11) of the Securities
       Act of 1933. Please refer to Question 111.01 of our Securities Act
Sections
 August 18, 2025
Page 2

       Compliance and Disclosure Interpretations, which are available on our website. Please note that if you determine that Jeffries is a statutory underwriter then you must identify Jeffries as such on your cover page and in your plan of distribution. Please refer to Items 501(b)(8) and 508 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Irene Barberena-Meissner at 202-551-6548 or Daniel Morris at 202-
551-3314 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Louis Rambo, Esq.